

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2013

<u>Via E-mail</u>
Mr. John Chen
Chief Financial Officer
General Steel Holdings, Inc.
Level 21, Tower B, Jia Ming Center
No. 27 Dong San Huan North Road
Chaoyang District, Beijing, China 100020

> **Re: General Steel Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 15, 2013**
> **File No. 1-33717**

Dear Mr. Chen:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ John Cash

                                John Cash
                                Accounting Branch Chief

cc: Stephen D. Brook, Esq.
        Burns & Levinson LLP